FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	December	2013
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Enterprises Choose BBM to Drive Mobile Collaboration and Communications, Improve Productivity	3.

Document 1

  NEWS RELEASE
December 19, 2013

FOR IMMEDIATE RELEASE

Enterprises Choose BBM to Drive Mobile Collaboration and Communications, Improve Productivity

BBM on BlackBerry smartphones with BES offers organizations in regulated industries the ability to log, archive and audit BBM messages

WATERLOO, ON – BlackBerry® (NASDAQ: BBRY; TSX: BB) today announced that BBM™, a leading mobile messaging platform, is used by more than 85% of BlackBerry Enterprise Server (BES) enabled organizations running BlackBerry smartphones, an end-to-end solution that allows logging, archiving and auditing of BBM conversations and aids in meeting compliance requirements in regulated industries.

Administrators can ensure that data is secure, whether in-transit or at-rest. Data in transit can be encrypted end-to-end within the organization and only BlackBerry provides a root of trust with a security model that runs from the CPU through the OS, file system and the applications level, all built by BlackBerry. End-to-end encryption for BBM use within the organization is available today on BlackBerry OS and will become available this spring for BlackBerry 10 users in regulated environments.

“While BBM among business customers may have started organically, we know organizations choose BBM today to improve communications and collaboration. Employees get an amazing messaging experience that gives them immediate, active conversations with their peers, which helps drive better communications and collaboration, and improves mobile productivity,” said Andrew Bocking, Executive Vice President of BBM at BlackBerry. “Organizations in regulated industries that need to meet compliance requirements can use BBM on BlackBerry smartphones with BES, which provides them with the ability to track and log BBM communications.”

“Mobile instant messaging in the enterprise as a priority application has to be implemented with a view to meeting compliance, privacy and security standards,” said IDC analyst John Jackson. “BBM for use in regulated environments on BlackBerry has been designed to meet these demands.”

“We are an organization with confidential information that needs to be shared reliably, securely and immediately, and we rely on BBM to make this happen,” said Bruce Bowser, President, AMJ Campbell Inc.

“Our teams need the ability to share important information through an instant and trusted channel. We choose BBM for our team mobile messaging communications,” said Nigel Carpenter, CIO, Canadian Diabetes Association. “BBM is also our go to for emergency situations where email would be unreliable and is integrated into our business continuity plan.”

Enterprise customers with BlackBerry smartphones can take advantage of key BBM and BlackBerry features to help drive collaboration and productivity, such as:
•	BBM Voice – High quality calling over Wi-Fi® that avoids long distance charges

•	BBM Video and Screen Sharing on BlackBerry 10 smartphones – Chat face-to-face, or collaborate by sharing docs or files from your display

•	BBM Groups – Up to 30 people can collaborate, share schedules, lists, calendars and photos

•	Private BBM Channels – Invite-only BBM Channels for chats, commenting and broadcasting information to a targeted community of employees

•	BlackBerry Keyboard – Enjoy the speed, accuracy and confidence that a BlackBerry keyboard brings while connecting with BBM Contacts

“Being able to communicate with our colleagues at the race track with the immediacy of BBM allows us to drive important decisions with the best information no matter where in the world we are,” said Toto Wolff, Executive Director, Business at MERCEDES AMG PETRONAS Formula One Team.

“BBM plays an instrumental role in our sales team’s ability to collaborate with one another regardless of location. We have used BBM for years to share documents, photos and instant chat with one another to help create efficiencies throughout our organization. But more importantly, it allows the sales team to communicate with customers and partners and answer their questions in near real-time, which go a long way in forging those important relationships,” said Jeff Goldstein, VP and General Manager at NetApp Canada.

“I have been an avid user of BBM since the beginning. Being able to communicate with friends, family and clients across the globe allows me to keep on top of everything no matter where I am,” said James Dodds, Vice President, TD Bank Group.

"With BBM, the efficiency and reliability of communication with my executive team has significantly increased and we are able to make better decisions, faster," said Francois Boisvert, VP, Consulting Services at Macadamian.

Businesses see the benefits of choosing a trusted, secure solution like BES and BBM to ensure they have empowered employees and maintained a level of responsibility to the organization or industry.

Useful Links
•	BBM.com – FAQs, How-Tos, Download tips, contests and more
•	Inside BlackBerry Blog – BBM posts
•	BBM Knowledge Base Articles

About BBM
Introduced in 2005, BBM set the standard for mobile messaging and continues to drive innovation in messaging and private social networking. Today, BBM is one of the largest private social mobile networks, driving real, active conversations. Customers love BBM for its privacy, controls and immediacy with Delivered and Read statuses and message-in-progress notices.

About BlackBerry
A global leader in wireless innovation, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Asia Pacific and Latin America. BlackBerry is listed on the NASDAQ Stock Market (NASDAQ: BBRY) and the Toronto Stock Exchange (TSX: BB). For more information, visitwww.blackberry.com.

Media Contact:
Victoria Berry
BlackBerry Media Relations
mediarelations@blackberry.com
519-888-7465 x77273

Investor Contact:
BlackBerry Investor Relations
investor_relations@blackberry.com
519-888-7465

###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	December 19, 2013	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer